UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                             HOME FINANCIAL BANCORP
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   43708T 10 1
                                 (CUSIP Number)

                                                         Copy to:
        Tad Wilson                               Claudia V. Swhier, Esq.
     877 Maple Drive                               Barnes & Thornburg
  Spencer, Indiana 47460                          11 S. Meridian Street
      (812) 332-7279                           Indianapolis, Indiana 46204
                                                    (317) 236-1313
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 27, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------       ------------------------------------
CUSIP No. 43708T 10 1                                          Page 2 of 6 Pages
-------------------------------------       ------------------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON                                  Tad Wilson
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS             PF

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION        United States

--------------------------------------------------------------------------------
                         7       SOLE VOTING POWER                  51,812

      NUMBER OF         --------------------------------------------------------
        SHARES           8       SHARED VOTING POWER                 3,000
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH            9       SOLE DISPOSITIVE POWER             51,812
      REPORTING
        PERSON          --------------------------------------------------------
         WITH           10      SHARED DISPOSITIVE POWER             3,000

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           54,812

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.2%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IN

--------------------------------------------------------------------------------



                                     2 of 6

ITEM 1.  SECURITY AND ISSUER.

         Title of Security:         Common Stock, No Par Value

         Issuer:                    Home Financial Bancorp
                                    279 East Morgan Street
                                    Spencer, Indiana 47460

ITEM 2.        IDENTITY AND BACKGROUND.

         (a)      Tad Wilson

         (b)      877 Maple Drive
                  Spencer, Indiana 47460

         (c)      President, Metropolitan Printing Services, Inc.
                  720 South Morton Street
                  Bloomington, Indiana 47403

         (d) During the last five years, Mr. Wilson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Wilson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On June 28, 1996, Mr. Wilson purchased 10,000 shares of Home Financial Bancorp common stock for $10.00 per share. On August 5, 1996, and August 13, 1996, Mr. Wilson purchased 500 shares of Home Financial Bancorp common stock for $11.00 and $12.00 per share, respectively. Mr. Wilson received a distribution of 1,012 shares of Home Financial Bancorp common stock pursuant to the Owen
Community Bank, s.b. Recognition and Retention Plan and Trust on January 8, 1997.1 In addition, Mr. Wilson beneficially owned 1,500 shares of Home Financial Bancorp common stock purchased in 1996 and held jointly with his spouse pursuant to his spouse's IRA trust. On August 15, 1997, Mr. Wilson purchased 5,000 shares for $7.80 per share held in his IRA.

-----------------

1 As a result of the stock split described below, Mr. Wilson has earned a total of 2,024 shares under the Owen Community Bank, s.b. Recognition and Retention Plan and Trust, of which 1,212 shares are currently vested and thus are reported on herein.


                                     3 of 6

         On December 23, 1997, Home Financial Bancorp shares were split 2-for-1, resulting in the acquisition by Mr. Wilson of 18,512 additional shares.

         On November 11, 1998, and November 12, 1998, Mr. Wilson purchased 7,500 shares and 700 shares of Home Financial Bancorp common stock, respectively, for $7.50. On November 16, 1998, and November 20, 1998, Mr. Wilson purchased 1,200 shares and 600 shares of Home Financial Bancorp common stock, respectively, for $7.50 per share. On November 26, 1998, Mr. Wilson purchased 1,000 shares of Home Financial Bancorp common stock for $7.50 per share. On March 2, 2000, Mr. Wilson purchased 1,000 shares of Home Financial Bancorp common stock for $5.63 per share. Mr. Wilson purchased 1,000 shares of Home Financial Bancorp common stock for $5.63 per share on March 7, 2000. On March 14 and 21, 2000, Mr. Wilson purchased 600 and 1,000 shares of Home Financial Bancorp common stock, respectively, for a purchase price of $5.88 per share. Mr. Wilson purchased 1,000 shares of Home Financial Bancorp common stock for $5.88 per share on March 27, 2000. Mr. Wilson also has options to purchase 3,000 shares of Home Financial Bancorp at an exercise price of $8.50 per share under the Home Financial Bancorp Stock Option Plan.

         Each purchase was funded by personal funds held by Mr. Wilson. However, in connection with the shares held by Mr. Wilson pursuant to the Owen Community Bank, s.b. Recognition and Retention Plan and Trust, no consideration was paid by Mr. Wilson for such shares, but the fair market value of the shares was taxed to him.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Wilson's acquisitions were made for investment purposes. Subject to market conditions, Mr. Wilson may purchase additional shares of Home Financial Bancorp common stock, or may sell some or all of the shares of Home Financial
Bancorp common stock presently owned by him from time to time, as permitted under the securities laws. Mr. Wilson serves on the Board of Directors of Home Financial Bancorp. Mr. Wilson intends to hold all shares of Home Financial Bancorp for investment and does not have any current plans or proposals which relate to or would result in:

         (a) except as provided above, the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;


                                     4 of 6

         (d) any other change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f)      any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (g) any other changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1940; as amended; or

         (j)      any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Tad Wilson beneficially owns 54,812 shares, or 6.2% of the outstanding shares of common stock of Home Financial Bancorp, of which 3,000 shares are owned by Mr. Wilson pursuant to stock options under the Home Financial Bancorp Stock Option Plan.

         (b)      Sole Voting Power:                 51,812
                  Shared Voting Power:                3,000
                  Sole Dispositive Power:            51,812
                  Shared Dispositive Power:           3,000

         (c)      None.

         (d)      N/A

         (e)      N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  N/A


                                     5 of 6

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  N/A

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                August 9, 2000

                                                /s/ Tad Wilson
                                                -------------------------------
                                                Tad Wilson
















                                     6 of 6